Exhibit 99.1

Contact:	Trinity Biotech plc	RedChip Companies Inc.
	Paul Murphy	Dave Gentry, CEO
	(353)-1-2769800	(1)-407-644-4256
(1)-800-RED-CHIP (733-2447)
TRIB@redchip.com

Trinity Biotech Receives Non-Compliance Notice Regarding
Nasdaq Global Select Requirement for Minimum Market Value of
Publicly Held Shares

DUBLIN, Ireland (February 20, 2026) - Trinity Biotech plc (Nasdaq: TRIB), a commercial-stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors, received notice on February 19, 2026 from the Nasdaq Stock Market LLC (“Nasdaq”) that the Company no longer meets the requirement in Nasdaq Listing Rule 5450(b) that listed securities maintain a minimum market value of publicly held shares (“MVPHS”) of $15,000,000, based on Nasdaq’s review of the Company’s MVPHS for the last 30 consecutive business days.

This notice has no immediate effect on the listing of the Company’s ADSs, which will continue to trade at this time on the Nasdaq Global Select Market under the symbol “TRIB.”

In accordance with Nasdaq Listing Rule 5810(c)(3)(D), the Company has a period of 180 calendar days, or until August 18, 2026, to regain compliance with the MVPHS requirement. To regain compliance, the Company’s MVPHS must exceed $15,000,000 for a minimum of 10 consecutive business days. In the event that the deficiency continues for 180 days, the Company may seek to apply for a transfer to The Nasdaq Capital Market exchange if it meets the requirements for continued listing thereon. If the Company does not regain compliance with the minimum MVPHS requirement by August 18, 2026 or transfer to The Nasdaq Capital Market, Nasdaq will provide written notification to the Company that its ADSs are subject to delisting. At that time, the Company may appeal the relevant delisting determination to a hearings panel pursuant to the procedures set forth in the applicable Nasdaq Listing Rules. However, there can be no assurance that if the Company does appeal the delisting determination by Nasdaq to the hearings panel, that such appeal would be successful.

Forward-Looking Statements
This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterized by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on the Waveform transaction and of our recent acquisitions, our continued listing on the Nasdaq Stock Market, our ability to achieve profitable operations in the future, our ability to reduce our debt and improve our capitalization, the impact of the spread of COVID-19 and its variants, the possible pause and/or disruption in U.S. Government funding for HIV tests produced by Trinity Biotech, potential excess inventory levels and inventory imbalances at the company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties and risks related to condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2024 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

About Trinity Biotech
Trinity Biotech is a commercial stage biotechnology company focused on diabetes management solutions and human diagnostics, including wearable biosensors. The Company develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry, with the acquisition of the biosensor assets of Waveform Technologies Inc. and intends to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring product. Our products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.